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SECURI 10027975 MISSION

SEC Mail Processing Section

MAR 01 2010

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49877

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Siebert Brandford Shank & Co.,LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street 18th Floor
(No. and Street)

New York	New York	07641
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Diaz (646)775-4842
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP

(Name - *if individual, state last, first, middle name)*

750 Third Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Daniel Diaz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm Siebert Brandford Shank & Co., LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MELISSA LITTLE
NOTARY PUBLIC STATE OF NEW YORK
NO.01LI6202493
QUALIFIED IN BRONX COUNTY
COMMISSION EXPIRES ON
MARCH 13, 2013

Signature

Controller

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Eisner

Eisner LLP
Accountants and Advisors

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2009
(with supplementary information)

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Managers
Siebert, Brandford, Shank & Co., L.L.C.
New York, New York

We have audited the accompanying statement of financial condition of Siebert, Brandford, Shank & Co., L.L.C. (the "Company") as of December 31, 2009, and the related statements of operations, changes in members' capital, changes in subordinated borrowings, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Siebert, Brandford, Shank & Co., L.L.C. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eisner LLP

New York, New York
February 25, 2010

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

Statement of Financial Condition
December 31, 2009

ASSETS	
Cash and cash equivalents	$ 28,196,681
Accounts receivable	2,336,532
Receivable from broker	1,443,290
Receivable from affiliate	25,286
Other receivable	491,441
Secured demand note	1,200,000
Furniture, equipment and leasehold improvements, net	1,274,347
Other assets	1,050,122
	$ 36,017,699
LIABILITIES AND MEMBERS' CAPITAL	
Liabilities:	
Payable to affiliate	$ 50,130
Accounts payable and accrued expenses	16,612,909
Deferred rent	491,441
	17,154,480
Subordinated debt	1,200,000
Members' capital	17,663,219
	$ 36,017,699

See notes to financial statements

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

Statement of Operations
Year Ended December 31, 2009

Revenues:	
Investment banking	$ 36,666,383
Trading profits	8,672,233
Interest and other	52,765
	45,391,381
Expenses:	
Employee compensation and benefits	30,660,150
Clearing fees	235,091
Communications	772,021
Occupancy	757,778
Professional fees	344,838
Interest - related party	48,000
State and local income tax	225,363
General and administrative	3,599,343
	36,642,584
Net income	$ 8,748,797

See notes to financial statements

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

Statement of Changes in Members' Capital

Balance - January 1, 2009	**$ 12,055,310**
Distributions to members	**(3,140,888)**
Net income	**8,748,797**
Balance - December 31, 2009	**$ 17,663,219**

See notes to financial statements

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

Statement of Changes in Subordinated Borrowings

Balance - January 1, 2009	**$ 1,200,000**
Borrowings	**0**
Repayments	**0**
Balance - December 31, 2009	**$ 1,200,000**

See notes to financial statements

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

Statement of Cash Flows
Year Ended December 31, 2009

Cash flows from operating activities:	
Net income	$ 8,748,797
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	99,962
Changes in:	
Securities owned, at market value	161,873
Accounts receivable	(920,947)
Receivable from broker	2,324,508
Payable to affiliate	(104,616)
Receivable from affiliate	6,926
Other assets	(448,440)
Accounts payable and accrued expenses	8,514,989
Net cash provided by operating activities	18,383,052
Cash flows from investing activities:	
Purchase of leasehold improvements and equipment	(1,175,059)
Cash flows from financing activities:	
Distributions to members	(3,140,888)
Net increase in cash and cash equivalents	14,067,105
Cash and cash equivalents - beginning of year	14,129,576
Cash and cash equivalents - end of year	$ 28,196,681
Supplemental disclosure of cash flow information:	
Interest paid	$ 48,000
Non-cash investing activity:	
Receivable from landlord for reimbursement of leasehold improvements and corresponding deferred rent liability	$ 491,441

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Organization:

Siebert, Brandford, Shank & Co., L.L.C. ("SBS" or the "Company") engages in the business of tax-exempt underwriting and related trading activities. The Company qualifies as a Minority and Women Owned Business Enterprise in certain municipalities.

[2] Investment banking:

Investment banking revenues include gains and fees, net of syndicate expenses, arising primarily from municipal bond offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

[3] Investments:

Security transactions are recorded on a trade date basis. Securities owned are valued at fair value. The resulting realized and unrealized gains and losses are reflected as trading profits.

Dividends are recorded on the ex-dividend date, and interest income is recognized on an accrual basis.

Authoritative accounting guidance defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are not adjusted for transaction costs. The fair value hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available.

Level 3 Unobservable inputs reflect the assumptions that the managing members develop based on available information about the assumptions market participants would use in valuing the asset or liability.

At December 31, 2009, the Company did not hold positions in investments.

[4] Furniture, equipment and leasehold improvements, net:

Furniture, equipment and leasehold improvements are stated at cost, net of accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, generally five years. Leasehold improvements are amortized over the period of the lease.

[5] Cash equivalents:

For purposes of reporting cash flows, cash equivalents include a money market fund which amounted to $28,182,006 at December 31, 2009.

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[6] Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[7] Income taxes:

The Company is not subject to federal income taxes. Instead, the members are required to include in their income tax returns their respective share of the Company's income. The Company is subject to tax in certain state and local jurisdictions. Deferred taxes are not significant.

[8] New accounting pronouncements:

During the third quarter of 2009, the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("Codification") became the single source of authoritative U.S. generally accepted accounting principles ("GAAP"). The Codification does not create any new GAAP standards, but incorporates existing accounting and reporting standards into a new topical structure. The Company has adopted this Codification as of December 31, 2009. Other than the manner in which new accounting guidance is referenced, the adoption of the Codification did not have any impact on the Company's financial statements.

In May 2009, the FASB issued new authoritative guidance which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. The guidance requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The Company adopted the provisions of the guidance and has evaluated subsequent events through February 25, 2010, the date the financial statements were issued.

NOTE B - SUBORDINATED BORROWINGS AND SECURED DEMAND NOTE RECEIVABLE

The subordinated debt at December 31, 2009 consists of a Secured Demand Note Collateral Agreement payable to Muriel Siebert & Co. Inc. ("Siebert"), a member of the Company, in the amount of $1,200,000, bearing 4% interest and due August 31, 2011. Interest expense paid to Siebert for 2009 amounted to $48,000.

The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

The secured demand note receivable of $1,200,000 is collateralized by cash equivalents of Siebert of approximately $1,500,000 at December 31, 2009. Interest earned on the collateral amounted to approximately $10,000 in 2009.

NOTE C - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS, NET

Furniture, equipment and leasehold improvements consist of the following:

Equipment	$ 675,406
Furniture and leasehold improvements	1,323,471
	1,998,877
Less accumulated depreciation and amortization	724,530
	$ 1,274,347

NOTE D - NET CAPITAL

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital of $15,307,604, which was $14,196,735 in excess of its required net capital, and its ratio of aggregate indebtedness to net capital was 1.09 to 1. The Company claims exemption from the reserve requirements under Section 15c-3-3(k)(2)(ii).

NOTE E - COMMITMENTS AND CONTINGENCY

The Company rents office space under long-term operating leases expiring through 2020. These leases call for base rent plus escalations for taxes and operating expenses. Future minimum base rent under these operating leases are as follows:

Year	Amount
2010	$ 794,000
2011	816,000
2012	785,000
2013	681,000
2014	548,000
Thereafter	2,587,000
	$ 6,211,000

Rent expense including taxes and operating expenses for the year ended December 31, 2009 amounted to $757,778.

In November 2009, the Company's existing New York City lease expired and a new lease was entered into with the landlord to occupy a different floor in the same premises through 2020. The aggregate rental commitment related to the new lease amounted to approximately $4,465,000 at December 31, 2009.

The Company purchased leasehold improvements of approximately $817,000 in the year ended December 31, 2009 in connection with such lease and the landlord agreed to reimburse the Company $491,441 for a portion of such improvements. At December 31, 2009, the Company recorded a receivable from the landlord of $491,441 with a corresponding credit to deferred rent liability. Such amount will be recognized as a reduction of rental expense on a straight-line basis over the term of the lease.

NOTE F - OTHER

During the year ended December 31, 2009, the Company was charged $75,000 by Siebert for general and administrative services.

SUPPLEMENTARY INFORMATION

SIEBERT, BRANDFORD, SHANK & CO., L.L.C.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009

Total members' capital	$ 17,663,219
Add subordinated borrowings allowable in the computation of net capital	1,200,000
Total members' capital and allowable subordinated borrowings	18,863,219
Nonallowable assets:	
Accounts receivable	642,220
Receivable from affiliate	25,286
Furniture, equipment and leasehold improvements, net	1,274,347
Other assets	1,050,122
Other receivable	491,441
Deferred rent arising from amounts due from landlord, included in other receivable above	(491,441)
	2,991,975
Net capital before haircuts on securities positions	15,871,244
Less haircuts on securities:	
Money market funds	563,640
Net capital	$ 15,307,604
Aggregate indebtedness	$ 16,663,039
Computation of basic net capital requirement:	
Minimum net capital required	$ 1,110,869
Excess net capital	$ 14,196,735
Excess net capital at 1000%	$ 13,641,300
Ratio of aggregate indebtedness to net capital	1.09 to 1

There are no material differences between the above computation of net capital and the corresponding computation prepared by the Company as of the same date in its unaudited Part IIA FOCUS Report filing.

Eisner

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Siebert, Brandford, Shank & Co., L.L.C.

In planning and performing our audit of the financial statements of Siebert, Brandford, Shank & Co., L.L.C. (the "Company") as of and for the year ended December 31, 2009, in accordance with the generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

[1] Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

[2] Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Eisner

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eisner LLP

New York, New York
February 25, 2010

SEC Mail Processing
Section

MAR 01 2010

Washington, DC
110

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Managers of
Siebert, Brandford, Shank & Co., Inc.

In accordance with rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 through December 31, 2009, which were agreed to by Siebert, Brandford, Shank & Co., Inc. (the "Company") and the Securities and Exchange Commission ("SEC"), Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the accompanying Form SIPC-7T with respective cash disbursement records entries noting no differences.

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS reports from the period from January 1, 2009 to March 31, 2009, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences.

3. Compared any additions and deductions to Total Revenue reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to and should not be used by anyone other than these specified parties.

Eisner LLP

New York, New York
February 24, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049877 FINRA DEC
SIEBERT BRANFORD SHANK & CO LLC 17*18
1999 HARRISON ST STE 2720
OAKLAND CA 94612-3500

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Daniel Diaz 646-775-4842

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 90755

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (30,322)

____
Date Paid

C. Less prior overpayment applied (_______)

D. Assessment balance due or (overpayment) 60,433

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum _______

F. Total assessment balance and interest due (or overpayment carried forward) $ 60,433

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 60,433

H. Overpayment carried forward $(_______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Siebert Brandford Shank & Co., LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Controller
(Title)

Dated the 24th day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______

Documentation _______

Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12.31, 2005
Eliminate cents

Item No.

Item	Description	Amount
2a.	Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 36,330,965
2b.	Additions:	
	(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
	(2) Net loss from principal transactions in securities in trading accounts.	
	(3) Net loss from principal transactions in commodities in trading accounts.	
	(4) Interest and dividend expense deducted in determining item 2a.	
	(5) Net loss from management of or participation in the underwriting or distribution of securities.	
	(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	194,791
	(7) Net loss from securities in investment accounts.	
	Total additions	194,791
2c.	Deductions:	
	(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
	(2) Revenues from commodity transactions.	
	(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	187,564
	(4) Reimbursements for postage in connection with proxy solicitation.	
	(5) Net gain from securities in investment accounts.	
	(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
	(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
	(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
	(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 36,000	
	(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
	Enter the greater of line (i) or (ii)	36,000
	Total deductions	223,564
2d.	SIPC Net Operating Revenues	$ 36,302,196
2e.	General Assessment @ .0025	$ 90,755 (to page 1 but not less than $150 minimum)